Exhibit 8

TRATON submits proposal to acquire all shares in Navistar International Corporation

Munich, 30 January 2020 – Today, TRATON SE („TRATON“) has submitted to the Board of Directors of the US American truck manufacturer Navistar International Corporation („Navistar”), in which TRATON already holds a share of 16.8%, the proposal to acquire all outstanding shares in Navistar not already owned by TRATON at a price of approx. USD 2.9 bn (USD 35 per Navistar share), in cash. If the proposal is accepted, TRATON will become the sole owner of Navistar. The proposal is in particular subject to TRATON and Navistar agreeing on a merger agreement, the conduct of satisfactory due diligence and the approval of the merger agreement by the boards of TRATON and Volkswagen AG as well as the Board of Directors and the shareholders’ meeting of Navistar.

Contact:

Rolf Woller
Head of Investor Relations
T +49 162 172 33 62
rolf.woller@traton.com

TRATON SE
Dachauer Str. 641
80995 München, Deutschland

www.traton.com